UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

Information Statement
Pursuant to Section 14(f) of the
Securities Exchange Act of 1934
and Rule 14f-1 Promulgated Thereunder

ARGENTA SYSTEMS INC.
(Exact name of registrant as specified in Charter)

Nevada
(State or other Jurisdiction of Incorporation or Organization)

000-32541 (Commission File Number)	12/F, Shanxi Zhengquan Building, Gaoxin 2nd Road Xian, Shanxi Province, China (Address of Principal Executive Offices and zip code)	6-0609457 (IRS Employer Identification No.)

(250) 718-4354
(Registrant's telephone
number, including area code)

N/A
(Former name or former address, if changed since last report)

November 13, 2006

________________________________

ARGENTA SYSTEMS, INC.
________________________________

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 PROMULGATED THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED FOR INFORMATIONAL PURPOSES ONLY. NO VOTE OR OTHER ACTION OF THE STOCKHOLDERS OF ARGENTA SYSTEMS, INC. IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND A PROXY TO US.

INTRODUCTION

This Information Statement is being furnished to stockholders of record as of September 30, 2006, of the outstanding shares of common stock, no par value (the “Common Stock”) of Argenta Systems, Inc., a Nevada corporation (“Company”), pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated thereunder, to announce a change in control of the board of directors of the Company in connection with the closing of a share exchange transaction under an Agreement and Plan of Share Exchange dated August 25, 2006 (“Exchange Agreement”) by and among the Company, certain significant stockholders of the Company, and Shiming (Cayman) Co., Ltd., an exempted company incorporated under the laws of the Cayman Islands (“Operating Company”).

CHANGE IN CONTROL TRANSACTION

As reported in the Registrant’s current report on Form 8-K filed on August 31, 2006, on August 25, 2006, the Company entered into the Exchange Agreement to acquire the Operating Company (the “Transaction”). The Operating Company (the operations of which have been assumed by us), is a designer, developer and manufacturer of liquid crystal display (or LCD) products such as computer monitors and televisions. The closing of the share exchange transaction under the Exchange Agreement (the “Closing”) occurred on November 9, 2006 (the “Closing Date”).

On the Closing Date of the Exchange Agreement, we acquired the Operating Company by issuing 57,666,834 shares of our common stock (the “Argenta Shares”) to the Operating Company Shareholders and consultants, and in exchange, the Operating Company Shareholders assigned 100% of the outstanding common stock of the Operating Company to Argenta. As a result of the transactions contemplated under the Exchange Agreement, (1) we acquired the business and operations of the Operating Company, and as a result our principal business activities now consist of the business of the Operating Company, and (2) the Operating Company Shareholders now hold approximately 83.5% of our issued and outstanding stock. A copy of the Exchange Agreement is included as Exhibit 2.1 to our current report on Form 8-K filed with the Securities and Exchange Commission on August 31, 2006.

The Operating Company owns 100% of Shiming (Xi’an) Enterprise Management & Consulting Co., Ltd. (“Shiming Management”), which is a wholly foreign owned enterprise under the laws of the Peoples’ Republic of China (“PRC”). Shiming Management operates, controls and beneficially owns the LCD business in China through a series of contractual arrangements with Shiming Technology Science & Technology Joint Stock Co., Ltd. (“Shiming Technology”), a joint stock limited liability company formed under the laws of the PRC. Shiming Technology and Shiming Cayman together own 100% of Shenzhen Seathan Technology Co., Ltd. (“Seathan Technology”), which designs and produces LCD products. These contractual arrangements include a Consulting Agreement and an Operating Agreement. Through these contractual arrangements, the Shiming Management has the right to advise, consult, manage and operate Shiming Technology, and collect and own all of its net profits. In addition, the Shiming Management, Shiming Technology and the Shiming Technology shareholders have entered into a series of agreements under which voting control over the outstanding shares of Shiming Technology will be vested in Shiming Management and the board of directors of the Shiming Management, including a Proxy and Voting Agreement (“Proxy Agreement”) and a Voting Trust and Escrow Agreement (“Voting Trust and Escrow Agreement”). In order to further reinforce the rights of Shiming Management to control and operate Shiming Technology, Shiming Technology and the Shiming Technology shareholders have granted Shiming Management the exclusive right and option to acquire all of the shares of Shiming Technology, or alternatively, all of the assets of Shiming Technology (“Option Agreement”). Further, the Shiming Technology shareholders have pledged all right title and interest in their shares of Shiming Technology to Shiming Management under an equity pledge agreement (the “Equity Pledge Agreement”). Copies of the Consulting Agreement, Operating Agreement, Option Agreement, Equity Pledge Agreement, and Proxy Agreement are included with our current report on Form 8-K filed on November 13, 2006, as Exhibits 10.1, 10.2, 10.3, 10.4, and 10.5 to that current report, respectively.

Further details regarding our business and management may be found in our current report on Form 8-K filed on November 13, 2006.

VOTING SECURITIES

Our common stock is the only class of equity security that is currently outstanding and entitled to vote at a meeting of our stockholders. Each share of common stock entitles its holder to one (1) vote. As of August 25, 2006, there were 9,000,000 shares of our common stock issued and outstanding.

RESIGNING AGRENTA DIRECTORS

In connection with the Transaction, Douglas Levell and Joann Hilton (the “Former Directors”) each resigned from their positions as directors of the Company.

THE NEW ARGENTA BOARD OF DIRECTORS

In connection with the Transaction, the following persons have been appointed by the Former Directors to serve as directors on the board of directors of the Company, until the next annual meeting of stockholders and until his or her successor is duly elected and qualified:

Name	Age	Position
Shiming Wang	49	Chairman of the Board of Directors and Chief Executive Officer
Ziyuan Lu	43	Director, Chief Financial Officer and Secretary
Kan Ming Wang	63	Director
Nai Rang Liu	42	Director
Genrong Qu	56	Director

Mr. Shiming Wang serves as our Chairman of the Board and Chief Executive Officer. Mr. Wang has been an entrepreneur for 26 years, and served in various management capacities for Shanxi Shiming Science & Technology since 1999, of which he is President, founder and a principal shareholder. Shanxi Shiming Science & Technology’s business primarily consists of the manufacturing of liquid crystal display (LCD) products. Mr. Wang has extensive experience in the management of businesses in various fields, including metallurgy, machinery, food processing, trading, software development and computer hardware. Mr. Wang owns several companies in China such as Shananxi Meixian Non-ferrous Manufacturing Co., Ltd., which is Shaanxi Shiming’s largest shareholder, Shenzhen Yaxun Science & Technology Joint Stock Co., Ltd., Baoji Lufeng Food Co., Ltd. and Xi’an Non-ferrous Metal Processing Agency. Mr. Wang received a master’s degree in Engineering from Xi’an Jiaotong University.

Ms. Ziyuan Lu is the Chief Financial Officer and Secretary of Shaanxi Shiming Science & Technology, and a director on our board of directors. Ms. Lu has been employed in the financial division of Shaanxi Shiming since 1999. Prior to this, Ms. Lu worked as a financial controller within the financial division of Xi’an Jiahui Medicine Industrial Co., Ltd., a joint venture, from 1997 to 1998, and at Xi’an Minsheng Joint Stock Co., Ltd. from 1994 to 1996. Prior to this, Ms. Lu served within a state owned agency for fourteen years, with responsibilities involving accounting and financial matters. Ms. Lu received her bachelor’s degree in finance from China Central Radio & TV University.

Mr. Kan Ming Wang is a member of our board of directors. Mr. Wang has been a manager of Guangzhou Heluo Co., Ltd. since 1990. Prior to this, Mr. Wang has held various administrative posts within a large state-owned enterprise. Mr. Wang has been an investor in the clothing processing and electrical appliance industries since 1979.

Mr. Nai Rang Liu is a member of our board of directors. Since 1991, Mr. Liu has been a director and general manager of Hainan Shengda Investment and Management Co., Ltd. Mr. Liu has substantial experience investing in Chinese private enterprises, and has been involved in the commercial trading business since 1996.

Mr. Genrong Qu is a member of our board of directors. Mr. Qu has experience in management and public administration, and since 1990 he has served as a General Administrator of the Telecommunications division of the Wei River Administration Bureau in Xingping County, Xianyang City. Mr. Qu graduated from Xi’an Polytechnic University in 1970.

Board of Directors

Our board of directors is currently composed of five members, two of them, our CEO and CFO, are employees. Three others are not our current employees. All members of our board of directors serve in this capacity until their terms expire or until their successors are duly elected and qualified. Our bylaws provide that the authorized number of directors shall be three (3), until and unless this number is changed by resolution of the board of directors.

Mr. Shiming Wang has been elected as the Chairman of the Board of Directors. In this capacity he is responsible for meeting with the Chief Executive Officer to review financial and operating results, agendas and minutes of board and committee meetings, and presiding at the meetings of the committees of the board of directors.

We intend to review and select additional candidates to serve on our board of directors. Currently, none of the directors serving on our board are “independent,” within the meaning of the applicable federal securities laws. However, we expect to be able to attract and recruit additional candidates to serve on our board as independent directors, the timing of which will depend on the availability and willingness of qualified independent director candidates to serve in such capacity.

Board Committees

As of this date our board of directors has not appointed an audit committee or compensation committee, however, we are not currently required to have such committees. Accordingly, we do not have an “audit committee financial expert” as such term is defined in the rules promulgated under the Securities Act of 1933 and the Securities and Exchange Act of 1934. The functions ordinarily handled by these committees are handled by our entire board of directors. Our board of directors intends, however, to review our governance structure and institute board committees as necessary and advisable in the future, to facilitate the management of our business.

Director Compensation

Currently we do not pay any compensation to members of our board of directors for their service on the board. However, we intend to review and consider future proposals regarding board compensation.

Compensation Committee Interlocks and Insider Participation

No interlocking relationship exists between our board of directors and the board of directors or compensation committee of any other company, nor has any interlocking relationship existed in the past.

EXECUTIVE COMPENSATION

Summary of cash and other compensation

The following summary compensation table indicates the cash and non-cash compensation earned during the fiscal year ended December 31, 2005 by the Chief Executive Officer and each of our other four highest paid executives, whose total compensation (paid by us or our predecessor, Shiming Cayman) exceeded $100,000 during the fiscal year ended December 31, 2005.

Summary compensation table
		Annual
		compensation

				Other annual
Name and Principal Position		Salary(1)	Bonus	compensation

Shiming Wang	2003	$38,000	--	--
Chief Executive Officer	2004	38,000	--	--
and Director	2005	38,000	--	--

(1) Expressed in U.S. Dollars based on the interbank exchange rate of 8.11 Renminbi for each 1.00 U.S. Dollar, on September 26, 2006.

EMPLOYMENT AND SEVERANCE AGREEMENTS

We are a party to executive employment agreements with Mr. Shiming Wang and Ms. Ziyuan Lu. The agreements are terminable at will by either the employee of the Company upon three months’ prior notice to the other party.

The following is a summary of the compensation to be paid under these agreements to our executive officers:

Summary of Compensation Under Employment Agreements
	Annual
	compensation

				Other annual
Name and Principal Position	Salary(1)		Bonus(2)	compensation(2)

Shiming Wang		$40,000	--	--
Chief Executive Officer and
Chairman of the Board

Ziyuan Lu	$	$ 9,000	--	--
Chief Financial Officer and
Secretary

(1)	Expressed in U.S. Dollars based on the interbank exchange rate of 8.11 Chinese Renminbi for each 1.00 U.S. Dollar, on September 26, 2006.

(2)	As of the date hereof, bonuses and other annual compensation for 2006 have not been determined by the Board of Directors or committee thereof.

Further, the board of directors may award executive officers and other key personnel, including consultants, with option grants and/or bonuses based upon performance. Under our agreements with our executive officers, we may adjust the salaries and benefits payable from time to time at our discretion.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our common stock as of September 30, 2006, for each of the following persons, prior to giving effect to the transactions contemplated by the Exchange Agreement (the “Transaction”):

•	each of our directors and named officers of the Company prior to the closing of the Exchange Agreement; and

•	each person who is known by us to own beneficially five percent or more of our common stock prior to this offering.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. Unless otherwise indicated in the table, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name. Unless otherwise indicated, the address of each beneficial owner listed below is c/o Argenta Systems, Inc., 12/F, Shanxi Zhengquan Building, Gaoxin 2nd Road, Xian, Shanxi Province, China.

Name of stockholder	Number of Shares beneficially owned	Percent of class beneficially owned before the Transaction

Named executive officers and directors:
Shiming Wang (1)	1,974,569 (1)	21.9%
Ziyuan Lu	16,875	*
Kanming Wang	--	--
Nairang Liu	134,612	1.5%
Genrong Qu	113,664	1.3%
Other 5% Stockholders:
Shaanxi Meixian Shiming Non-Ferrous Metallurgy Co., Ltd. (2)	1,474,138	16.4%
Rui Wang (3)	2,086,564 (3)	23.2%
All directors, director nominees, and executive officers as a group (five persons)	2,239,720	25.0%

* Less than 1%

(1)
Includes shares 1,474,138 shares of common stock held directly by Shaanxi Meixian Shiming Non-Ferrous Metallurgy Co., Ltd., of which Mr. Shiming Wang is a majority shareholder and director. Mr. Wang hereby disclaims beneficial ownership in such shares except to the extent of his pecuniary interest therein.

(2)	The mailing address of Shaanxi Meixian Shiming Non-Ferrous Metallurgy Co., Ltd. is Liubao Valley, Tangyu Town, Mei County, Shaanxi Province, China.

(3)
Includes 105,517 shares directly held by Mr. Rui Wang. Mr. Wang is also a trustee and holder of record of 1,981,047 shares on behalf of various non-U.S. individuals, pursuant to The Shiming Voting Trust dated January 24, 2006.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

The following table contains a list of amounts due to us from certain shareholders of our subsidiaries and related parties, at December 31, 2004 and 2005:

	(in thousands of US dollars)
	December 31, 2005	December 31, 2004
Due from stockholders:
Bai Yun Long	$-	$1
Li Xin Ming	1	-
Liu Xin She	1	1
	2	2

Due from related parties:
Boaji Lufeng Co., Ltd.	$-	$321
Xi’an Qinya Commodity Chemical Industry Co., Ltd.	-	830
Xi’an Nonferrous Metal Smelting and Processing Factory	-	105
Shenzhen Yaxun Science & Technology Co., Ltd.	615	4,212
	615	5,468

Due to directors and stockholders:	2005	2004
Shaanxi Shiming Nonferrous Metal Smelting Co., Ltd.	$-	$1,896
Wang Shiming	349	1,860
	349	3,756

Amounts due from stockholders consist of certain cash advances made to employees of the subsidiaries of the Operating Company, who are also stockholders. These advances are unsecured, non-interest bearing and have no specific repayment terms.

Amounts due from related parties represent amounts prepaid to vendors for the purchase of goods. The amounts due from Shenzhen Yaxun Science & Technology Co., Ltd. were settled at the end of January 2006, and we received goods from them. After January 2006, no further amounts were due from Shenzhen Yaxun Science & Technology Co., Ltd. Mr. Shiming Wang is a stockholder of Boaji Lufeng Co., Ltd., Xi’an Nonferrous Metal Smelting and Processing Factory and Shenzhen Yaxun Science & Technology Co., Ltd. En Huai Wang, one of our stockholders, is also a director of Xi’an Qinya Commodity Chemical Industry Co., Ltd.

    Amounts due to directors and stockholders at December 31, 2004 and 2005 represent loans from Mr. Wang Shiming to fund our operations. These loans were unsecured, non-interest bearing and had no specific repayment terms.

SECTION 16 BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

    Section 16(a) of the Exchange Act requires our directors, executive officers and persons who own more than 10% of our common stock (collectively, “Reporting Persons”) to file reports of ownership and changes in ownership of our common stock. Reporting Persons are required by Securities and Exchange Commission regulations to furnish us with copies of all Section 16(a) reports they file. Based solely on its review of the copies of such reports received or written representations from the Reporting Persons, the Company believes that all Reporting Persons complied with these filing requirements, except that Mr. Shiming Wang and Mr. Rui Wang each inadvertently did not file Form 3s on a timely basis.

 LEGAL PROCEEDINGS

    From time to time, we may be involved in legal proceedings incidental to our business. We currently are not, however, involved in any legal proceeding that we believe would have any material adverse effect on our business, financial condition, or statement of operations, or statement of cash flows.

SIGNATURE

    Pursuant to the requirements of the Exchange Act, the Registrant caused this information statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 13, 2006	ARGENTA SYSTEMS, INC.

	By:	/s/ Shiming Wang
Name: Shiming Wang
Title: Chief Executive Officer